Exhibit 99.2

Dear shareholder,

We are sending you this voting instruction form (‘form’) because you hold registered shares in Unilever N.V. (‘Shares’).

This form enables you to give a proxy to N.V Algemeen Nederlands Trustkantoor ANT to vote at the general meeting of shareholders of Unilever N.V. on the proposed resolutions in accordance with your instruction (‘voting instruction’).

Please note that the following terms and conditions apply:

1	In order to take into account your instruction for a proposal, this form must be duly signed, filled in and received by N.V. Algemeen Nederlands Trustkantoor ANT, P.O. Box 11063, 1001 GB, Amsterdam, the Netherlands on 3 May 2005 before 6.00 pm at the latest.

2	An instruction that is not or not correctly given, shall be regarded as invalid.

3	The voting instruction will relate to all registered shares you hold per the Registration Time.

4	If you plan to attend the general meeting in person, or appoint a representative to attend on your behalf other than N.V Algemeen Nederlands Trustkantoor ANT, you must notify this by sending a letter to N.V. Algemeen Nederlands Trustkantoor ANT, such letter to be received by N.V. Algemeen Nederlands Trustkantoor ANT on 3 May 2005 before 6.00 pm at the latest. In this case any voting instruction given previously shall be regarded as invalid.

5	Your ability to sell (some or all of) the shares will not be affected if you give a voting instruction.

6	By signing this form you confirm that you will have the voting rights attached to the shares held by you as per the Registration Time.

7	This form may contain a shortening of agenda items.

8	You will not be charged any costs when you give a voting instruction.

9	The voting instruction is given with the right of substitution and is governed by Dutch law.

10	The voting instruction shall become irrevocable 48 hours prior to the scheduled commencement of the general meeting.

11	If you have any questions regarding this form, please contact N.V. Algemeen Nederlands Trustkantoor ANT, by telephone 0031 20 5222 555 or via e-mail registers@ant-trust.nl

Unilever N.V. voting form

Annual General Meeting of Shareholders to be held on Tuesday 10 May 2005 at 9.30 am

Agenda

1	Consideration of the Annual Report for the 2004 financial year submitted by the Board of Directors and the report of the Remuneration Committee.

2	Adoption of the Annual Accounts and appropriation of the profit for the 2004 financial year.

3	Discharge of the Executive Directors.

4	Discharge of the Non-Executive Directors.

5	Corporate Governance and alterations to the Articles of Association.

6	Appointment of Executive Directors. 6a PJ Cescau 6b CJ van der Graaf 6c RHP Markham 6d RD Kugler

7	Appointment of Non-Executive Directors.
7a A Burgmans
7b The Rt Hon The Lord Brittan of Spennithorne QC DL
7c The Rt Hon The Baroness Chalker of Wallasey
7d B Collomb
7e Professor W Dik
7f O Fanjul
7g H Kopper
7h The Lord Simon of Highbury CBE
7i J van der Veer

8	Remuneration of Directors.

9	NLG 0.10 cumulative preference shares; reduction of the issued capital by cancellation, in accordance with Articles 99 and 100 of the Netherlands Civil Code, of the NLG 0.10 cumulative preference shares.

10	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2005 financial year.

11	Designation, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, of the Board of Directors as the company body authorised in respect of the issue of shares in the Company.

12	Authorisation, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, of the Board of Directors to purchase shares in the Company and depositary receipts therefor.

13	Questions.

I hereby give proxy to/instruct N.V. Algemeen Nederlands Trustkantoor ANT to vote as I have indicated below.

Please indicate your instruction by placing an 'x' in the appropriate numbered box in dark blue or black ink only.

Signing this form confirms your acceptance of the terms and conditions set out on the front page.

		For	Against	Abstain			For	Against	Abstain

2					7	d

3					7	e

4					7	f

5					7	g

6	a				7	h

6	b				7	i

6	c				8

6	d				9

7	a				10

7	b				11

7	c				12

Please return to:
N.V. Algemeen Nederlands Trustkantoor ANT
Proxy Voting
P.O. Box 11063
1001 GB Amsterdam
The Netherlands

Please print your name and initial(s) Please sign here	Date

Voting by using this voting instruction form

Proxy voting
You may vote at the general meeting of shareholders of Unilever N.V. by using this voting instruction form. This means that you can cast your vote without actually having to attend the meeting; you have the option of proxy voting.

Voting instruction form
Inside this form you will be able to indicate for each agenda item whether you are in favour of or against such proposal, or that you wish to abstain from voting. If you wish to use the voting instruction form, you must complete and sign the form, and mail it to N.V. Algemeen Nederlands Trustkantoor ANT, P.O. Box 11063, 1001 GB Amsterdam, the Netherlands. Your voting instructions will be carried out only if the form is received on 3 May 2005 at 6.00 pm at the latest.

Registration time
You will be entitled to vote at the general meeting of shareholders of Unilever N.V. if you hold shares in Unilever N.V. on 3 May 2005 after all book entries have been processed per that date (the ‘Registration Time’). If you have given a voting instruction, your shares will not be subject to transfer restrictions; you may dispose freely of your shares both before and after the Registration Time. If you hold shares at the Registration Time, your right to cast your vote at the meeting will remain unaffected if you dispose of your shares thereafter. Your voting instructions will however only apply to the shares held by you at the Registration Time.

Attendance at the shareholders’ meeting
If you wish to attend the shareholders’ meeting or give someone other than the person indicated on the voting instruction form a power of attorney to attend the meeting on your behalf, you will have to follow the procedure specified in the instructions for attendance set out after the agenda. In principle, this will mean that you must notify N.V. Algemeen Nederlands Trustkantoor ANT in writing by the Registration Time at the latest. Upon receipt of this notification N.V. Algemeen Nederlands Trustkantoor ANT will send you an admission ticket. Your shares will in that case cease to be transferable up to and including the Registration Time. In the event that you have completed and returned the voting instruction form, and then decide that you wish to attend the meeting in person, your voting instruction form will be regarded as invalid.

Failure to complete the voting instruction form correctly
If you do not sign the voting instruction form or refrain from specifying any voting instructions as regards the proposals (for, against or abstention), your form will be considered invalid. However, if you have signed the form and have indicated your instructions for at least one of the proposals, your form will be regarded as valid, though no votes will be cast on those proposals for which you have not given voting instructions.

Applicable terms and conditions
The terms and conditions printed on the front cover of this form define the legal relationship between you and the proxy named on the form, and also between you and Unilever N.V. This user guide is not intended to – nor shall it – amend or supplement those terms and conditions in any way.